UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34784

AutoNavi Holdings Limited

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By :	/s/ Catherine Qin Zhang
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: May 20, 2011

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

AutoNavi Holdings Limited Announces First Quarter 2011 Results

Net Revenues Increased 53.2% Year-Over-Year

Non-GAAP Net Income Attributable to AutoNavi Shareholders Increased 93.0% Year-Over-Year

BEIJING, May 19, 2011 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•	Net revenues in the first quarter of 2011 were $25.4 million, an increase of 53.2% year-over-year.

•	Gross profit in the first quarter of 2011 was $18.0 million, representing an increase of 64.6% year-over-year.

•	Operating income in the first quarter of 2011 was $8.5 million, representing an increase of 395.7% year-over-year.

•	Net income attributable to AutoNavi shareholders was $10.6 million in the first quarter of 2011, representing an increase of 1,083.8% year-over-year.

AutoNavi’s chief executive officer Mr. Congwu Cheng commented, “We delivered another quarter of strong results, building upon the momentum of 2010. In the first quarter, we were particularly pleased to see the growth of AutoNavi’s wireless and Internet business, both year-over-year and sequentially. We also made tremendous progress expanding from a pure B2B model to a combined B2B and B2C model by further enlarging our already rapidly growing user base and strengthening the branding around our most popular B2C products, including our mobile map application, our pre-installed and downloadable mobile navigation application, and our Map API service.”

Mr. Cheng continued, “ By leveraging our core mapping competency and complementary content developed by third party service providers, our newly-launched enhanced mobile map application, “Amap,” offers users highly targeted location-relevant information and content with an all-in-one shopping solution, taking us one step further towards our goal of becoming a location-based media platform leader, effectively connecting end-users with businesses.”

Revenues

Total net revenues in the first quarter of 2011 were $25.4 million, an increase of 53.2% year-over-year from $16.6 million in the first quarter of 2010, and an increase of 10.5% from $23.0 million in the fourth quarter of 2010.

Automotive Navigation

Net revenues from the automotive navigation market in the first quarter of 2011 were $19.1 million, an increase of 56.0% year-over-year and an increase of 14.7% sequentially. The increase in revenues was mainly due to an increase in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China equipped with these systems.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the first quarter of 2011 were $2.4 million, an increase of 4.9% year-over-year and a decrease of 24.9% sequentially. The quarter-over-quarter decrease was primarily the result of a decline in 3-D modeling applications projects and aerial photogrammetry projects, which were mainly due to flight schedule delays caused by unfavorable weather conditions during the first quarter of 2011.

Wireless and Internet Location-based Solutions

Net revenues from the wireless and Internet location-based solutions business in the first quarter of 2011 were $3.7 million, an increase of 109.1% year-over-year and 39.2% sequentially. The increases were primarily due to increases in revenues derived from the pre-installation of the Company’s navigation solutions on certain mobile phone models.

Cost of Revenues

Cost of revenues in the first quarter of 2011 was $7.4 million, representing an increase of 31.1% year-over-year and a decrease of 7.7% sequentially. The year-over-year increase was largely attributable to an increase in direct production costs as well as an increase in salary and benefit expenses, which rose as a result of the expansion of the Company’s data collection and processing work force as the Company continued to enhance the quality, coverage and depth of its digital map database. The sequential decrease was mainly due to fewer field surveys conducted around the time of the Chinese New Year holiday and fewer aerial photogrammetry projects as a result of unfavorable weather conditions.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2011 was $18.0 million, an increase of 64.6% year-over-year from $10.9 million in the first quarter of 2010, and an increase of 20.2% quarter-over-quarter from $15.0 million in the fourth quarter of 2010. Gross margin, or gross profit as a percentage of net revenues, was 70.8% in the first quarter of 2011, compared to 65.9% in the year-ago period and 65.0% in the fourth quarter of 2010.

Operating Expenses

Total operating expenses in the first quarter of 2011 were $9.5 million, an increase of 2.2% year-over-year and an increase of 6.2% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $9.2 million, an increase of 70.1% year-over-year and 6.3% sequentially.

Research and development expenses increased 57.1% year-over-year and increased 8.1% sequentially to $3.9 million. The year-over-year increase was primarily due to higher salary and benefit expenses for the Company’s R&D staff, which were partially offset by lower share-based compensation expenses in the first quarter of 2011. The quarter-over-quarter increase was primarily due to higher salary and benefit expenses for the Company’s R&D staff. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased 100.1% year-over-year and 8.2% sequentially to $3.8 million.

Selling and marketing expenses increased 16.1% year-over-year and 3.4% sequentially to $2.6 million. The year-over-year increase was primarily due to higher salary and benefit expenses, as a result of increased sales headcount in the first quarter of 2011, as well as increased consulting expenses associated with brand awareness activities. Those were partially offset by lower share-based compensation expenses in the first quarter of 2011. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 64.8% year-over-year and 3.2% sequentially to $2.6 million.

General and administrative expenses decreased 34.8% year-over-year and increased 6.3% sequentially to $2.9 million. The year-over-year decrease was primarily due to lower shared-based compensation expenses in the first quarter of 2011, which was partially offset by an increase in salary and benefit expenses and professional service expenses. The quarter-over-quarter increase was primarily due to increases in salary and benefit expenses and professional service expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 45.6% year-over-year and increased 6.9% sequentially to $2.8 million.

Operating Income and Operating Margin

Operating income in the first quarter of 2011 was $8.5 million, an increase of 395.7% year-over-year from $1.7 million in the first quarter of 2010, and an increase of 26.9% quarter-over-quarter from $6.7 million in the fourth quarter of 2010. Operating margin, or operating income as a percentage of net revenues, was 33.5% in the first quarter of 2011, compared to 10.4% in the year-ago period and 29.2% in the fourth quarter of 2010.

Non-GAAP operating income, which excludes share-based compensation expenses, in the first quarter of 2011, was $8.9 million, an increase of 48.1% year-over-year and an increase of 25.5% sequentially. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 34.9% in the first quarter of 2011, compared to 36.1% in the year-ago period and 30.7% in the fourth quarter of 2010.

Change in Fair Value of Forward Contract

In the third quarter of 2010, the Company engaged a bank to convert a certain amount of U.S. dollars into Japanese Yen and made a one-year fixed interest rate Japanese Yen deposit with the bank. Furthermore, the Company entered into a forward contract with the bank to convert the Japanese Yen deposit back into U.S. dollars upon the expiration of the one year term at a pre-determined exchange rate. The forward contract was accounted for under derivative accounting. The Company carries the forward contract at fair value on its balance sheet. The change in fair value of the forward contract at each period end is recorded in the statement of operations. In the first quarter of 2011, the Company recorded a gain of $1.0 million in the change in fair value of the forward contract. Additionally, the company recorded a foreign exchange loss of $0.6 million and interest income of $0.5 million related to the arrangement.

Gain on re-measurement of fair value of equity investment

On March 10, 2011, the Company entered into an agreement to acquire the remaining 80% of equity interest in PDAger Mobility Inc. (“PDAger”), a location-based service provider in China and major partner in China Telecom’s mobile navigation business, for total cash consideration of approximately $8.3 million. This acquisition is in addition to the Company’s previous investment of $685,000 in 2007 that resulted in a 20% ownership stake in PDAger. In connection with the acquisition of the remaining 80% of equity interest in PDAger, the Company re-measured its previously held equity interest of 20% in PDAger during the first quarter of 2011 based on the acquisition-date fair value and recognized a gain of $1.0 million for the period.

Income Tax Expense

Income tax expense was $0.4 million and the effective tax rate was 3.2% in the first quarter of 2011. The lower effective tax rate was primarily due to the fact that in February 2011, one of AutoNavi’s consolidated entities received notice from the tax authority that it had qualified as a “key software company” and was therefore entitled to a preferential tax rate of 10% for 2010. This resulted in a reduction of income tax expense of approximately $1.0 million during the period and was reflected in a change in the effective tax rate in the first quarter of 2011. In addition, due to the acquisition of the remaining 80% of equity interest in PDAger, the 20% equity interest previously held by the Company was re-measured based on the acquisition-date fair value, which resulted in a non-taxable gain of $1.0 million in the first quarter of 2011.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders was $10.6 million in the first quarter of 2011, an increase of 1,083.8% year-over-year from $0.9 million in the first quarter of 2010, and an increase of 83.2% quarter-over-quarter from $5.8 million in the fourth quarter of 2010. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the first quarter of 2011 was $0.21. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses and gain on re-measurement of fair value of the equity method investment, in the first quarter of 2011 was $10.0 million, an increase of 93.0% year-over-year and an increase of 62.2% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the first quarter of 2011 was $0.20.

Cash Flow

Net cash provided by operating activities was $7.1 million in the first quarter of 2011. As of March 31, 2011, the Company had $174.1 million in cash and term deposits.

Recent Business Updates

Launch of Enhanced Version of Mobile Map App - “Amap”

On May 17, 2011, AutoNavi launched an enhanced version of its mobile map application for the Android operating system named “Amap.” The product, an enhanced version of AutoNavi’s MiniMap app, integrates the Company’s extensive, in-depth points-of-interest (“POI”) database with complementary dynamic content from other leading service providers, including Ctrip.com, Velo.com.cn and Damai.cn. It offers users highly targeted location-relevant information and content, including information on hotel reservations, coupons, event ticketing and retail promotions. Providing an all-in-one shopping solution, the new app allows users to search for location-based promotions offered by businesses, receive routing and navigation information to those destinations and then allows users to share the information with friends and family over SNS.

AutoNavi’s Telematics Service Was Made Available on General Motors’ Chevrolet EPICA

“eMotion,” a General Motors branded telematics system, which AutoNavi helped to develop, became available with the debut of General Motors’ Chevrolet EPICA in China on May 4, 2011. The telematics system offers rich and useful information via connected in-car mobile Internet service. Weather forecasts, news updates, stock market information, real-time traffic information, as well as other location-based information such as the locations of gas stations, parking lots, car dealerships and banks are all readily available. The system also has a new voiced-guided feature that delivers a better in-car user experience.

AutoNavi’s Partnership with Motorola’s First Tablet

In April 2011, the Company announced that its 3-D Navigation and MiniMap applications had been pre-installed on Motorola’s first tablet, the MOTO XOOM, which was officially launched in China on March 31, 2011. The pre-installment marked the first time AutoNavi’s applications have been made available on an Android 3.0-operated tablet as well as AutoNavi’s first collaboration with Motorola’s tablet business. This new cooperation was an expansion of the Company’s existing partnership with Motorola, through which AutoNavi pre-installed its Navigation and MiniMap apps on Motorola’s mobile handsets.

AutoNavi’s Acquisition of PDAger Mobility Inc.

In March 2011, AutoNavi entered into an agreement to fully acquire PDAger Mobility Inc. (“PDAger”), a location-based service provider in China and major partner in China Telecom’s mobile navigation business. PDAger had cooperated with China’s leading smart phone makers to pre-install “NaviTo,” a personal navigation application, across various popular handsets. Beginning in July 2010, PDAger partnered with China Telecom to develop and operate “E Navi,” a 3G mobile navigation application of “E Surfing,” an industry-leading 3G services brand offered by China Telecom. PDAger’s mobile navigation solutions and relationship with China Telecom further enhance AutoNavi’s leading position in China’s location-based services market.

Business Outlook

The Company maintains its full year 2011 net revenue guidance of approximately $117 million to $120 million, an increase of approximately 36% to 40% over fiscal year 2010.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. U.S. eastern daylight time on May 19, 2011 (8:00 p.m. Beijing/Hong Kong on May 19, 2011).

U.S. Toll Free:	+1-800-291-9234
U.S./International:	+1-617-614-3923
Hong Kong:	+ 852-3002-1672
United Kingdom:	+44-207-365-8426
Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until May 26, 2011:

U.S. Toll Free:	+1-888-286-8010
U.S./International:	+1-617-801-6888
Passcode:	83111283

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.1 million kilometers of roadway and over 17 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, wireless location-based solutions and Internet location-based solutions. For more information on AutoNavi, please visit http://www.autonavi.com.

The AutoNavi Holding Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8262.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the wireless/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP operating margin, (7) non-GAAP net income attributable to AutoNavi shareholders, and (8) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, each of which excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-5985-9538

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Balance Sheet

(In thousands of U.S. dollars)

	December 31, 2010	March 31, 2011
Assets
Current assets
Cash	103,105	127,024
Restricted cash	485	—
Term deposit	62,716	47,061
Accounts receivable, net of allowance for doubtful accounts of $419 and $491 as of December 31, 2010 and March 31, 2011, respectively	23,752	27,196
Amounts due from related parties, non-trading	1,212	1,222
Prepaid expense and other current assets	5,415	8,458
Deferred tax assets-current	378	610

Total current assets	197,063	211,571
Properties and equipment, net	41,571	42,391
Equity method investments	5,102	4,463
Acquired intangible assets, net	996	8,311
Goodwill	3,242	8,416
Deferred tax assets-non-current	292	544
Other long term assets	357	345

TOTAL ASSETS	248,623	276,041

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,523 and $1,448 as of December 31, 2010 and March 31, 2011, respectively)	1,523	1,450
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $3,730 and $5,167 as of December 31, 2010 and March 31, 2011, respectively)	5,895	7,115
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $13,907 and $19,266 as of December 31, 2010 and March 31, 2011, respectively)	14,690	28,485
Income tax payable (including income taxes payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $5,168 and $4,938 as of December 31, 2010 and March 31, 2011, respectively)	5,215	4,912
Forward contract (including forward contract of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of December 31, 2010 and March 31, 2011, respectively)	2,465	1,454

Total current liabilities	29,788	43,416
Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $473 and $1,366 as of December 31, 2010 and March 31, 2011, respectively)	473	1,628
Total liabilities	30,261	45,044
Equity
Ordinary shares	19	19
Additional paid-in capital	169,132	169,970
Statutory reserve	6,322	7,260
Retained earnings	28,023	37,704
Accumulated other comprehensive income	11,449	12,397

Total AutoNavi Holdings Limited shareholders’ equity	214,945	227,350

Non-controlling interest	3,417	3,647
Total equity	218,362	230,997

TOTAL LIABILITIES, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND EQUITY	248,623	276,041

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share data)

	For the three months ended
	March 31, 2011	March 31, 2010	December 31, 2010
Revenue	25,965	17,001	23,560
Business tax	(539)	(402)	(542)

Net revenues	25,426	16,599	23,018
Cost of revenues	(7,433)	(5,668)	(8,054)

Gross profit	17,993	10,931	14,964

Operating expenses
Research and development	(3,882)	(2,471)	(3,592)
Selling and marketing	(2,642)	(2,276)	(2,556)
General and administrative	(2,948)	(4,522)	(2,773)

Total operating expenses	(9,472)	(9,269)	(8,921)
Government subsidies	—	57	672

Operating income	8,521	1,719	6,715

Gain on re-measurement of fair value of the equity method investment	995	—	—
Interest income	1,149	72	1,127
Change in fair value of forward contract	1,010	—	(1,174)
Foreign exchange gain/(loss)	(551)	—	929
Other income	47	—	47

Income before income tax and share of net income of equity accounted investment	11,171	1,791	7,644
Income tax expense	(363)	(637)	(1,297)
Share of net income of equity method accounted investment	12	13	(351)

Net income	10,820	1,167	5,996
Less: Net income attributable to noncontrolling interest	201	270	201
Net income attributable to AutoNavi Holdings Limited shareholders	10,619	897	5,795

Net income per share
Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.06	0.01	0.03
Diluted	0.05	0.01	0.03

Weighted average number of shares used in calculating net income per ordinary share
Basic	188,974,897	108,292,011	188,563,775
Diluted	201,199,136	158,515,244	201,311,438

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures

(In thousands of U.S. dollars, except percentage and per ADS data)

	For the three months ended
	March 31, 2011	March 31, 2010	December 31, 2010
Total operating expenses	9,472	9,269	8,921
Share-based compensation	(317)	(3,888)	(312)
Non-GAAP total operating expenses	9,155	5,381	8,609

R&D expenses	3,882	2,471	3,592
Share-based compensation	(129)	(595)	(123)
Non-GAAP R&D expenses	3,753	1,876	3,469

Selling and marketing expenses	2,642	2,276	2,556
Share-based compensation	(78)	(720)	(72)
Non-GAAP selling and marketing expenses	2,564	1,556	2,484

General and administrative expenses	2,948	4,522	2,773
Share-based compensation	(110)	(2,573)	(117)
Non-GAAP general and administrative expenses	2,838	1,949	2,656

Operating income	8,521	1,719	6,715
Share-based compensation	352	4,273	354
Non-GAAP operating income	8,873	5,992	7,069

Operating margin	33.5%	10.4%	29.2%
Share-based compensation	1.4%	25.7%	1.5%
Non-GAAP operating margin	34.9%	36.1%	30.7%

	—	—	—
Net income attributable to AutoNavi Holdings Limited shareholders	10,619	897	5,795

Gain on re-measurement of fair value of the equity method investment	(995)	—	—
Share-based compensation	352	4,273	354
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	9,976	5,170	6,149

	For the three months ended March 31, 2011
	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.21	(0.01)	0.20

(a)	Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders for the respective periods (after adjusting for the ADS to ordinary share ratio).